UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

TABLE OF CONTENTS

Item	Page

Report of a Material Event (Resolutions regarding (1) Proposed Share Consolidation); (2) Proposed Change in Board Lot Size on the Hong Kong Stock Exchange; (3) Proposed Increase in Authorized Share Capital); and (4) Proposed Rights Issue)	1

Signatures	6

Exhibit Index	7

Report of a Material Event (1) Proposed Share Consolidation; (2) Proposed Change in Board Lot Size on the Hong Kong Stock Exchange; (3) Proposed Increase in Authorized Share Capital); and (4) Proposed Rights Issue on the Basis of Three Rights Shares For Every One Consolidated Share Held on the Record Date On A Non-Underwritten Basis:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the NYSE American under the trading symbol “GRFX”. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the announcement (the “Announcement”) that is attached as an exhibit to this Report.

The Announcement provides certain information regarding the following transactions (collectively, the “Proposed Transactions”): (1) a proposed share consolidation of the ordinary shares of the Company (“Proposed Share Consolidation”); (2) a proposed change in the lot size for trading on the HKSE (“Proposed Change in Board Lot Size”); (3) a proposed increase in the authorized capital of the Company (“Proposed Increase in Authorized Share Capital”); (4) a proposed rights issuance to the holders of the ordinary shares of the Company on the basis of three (3) rights shares for every one (1) consolidated share held on the record date of such offering on a non-underwritten basis (“Proposed Rights Issue”).

The Board of Directors (“Board”) of the Company adopted a resolution to approve the Proposed Transactions. Certain material terms of the Proposed Transactions are summarized in this Report, below.

Proposed Share Consolidation

The ordinary share(s) of the Company of HK$0.01, each in the share capital of the Company prior to this Proposed Share Consolidation having become effective (“Shares”), are proposed to be consolidated into ordinary shares of HK$0.05, each in the share capital of the Company after the Proposed Share Consolidation has become effective. The Proposed Share Consolidation is conditional upon, among other things, (1) the approval by the holders of the Shares at the extraordinary general meeting (“EGM”) of the Company that will be convened to consider and, if thought fit, approve by the Company shareholders by way of poll at the EGM, among other things, the Proposed Share Consolidation and the Proposed Rights Issue; (2) the HKSE listing committee granting the listing of, and permission to deal in, the Consolidated Shares upon the Share Consolidation becoming effective; and (3) compliance with all relevant procedures and requirements under the applicable laws of the Cayman Islands and the Listing Rules to effect the Share Consolidation. Upon the Proposed Share Consolidation becoming effective, the Consolidated Shares shall rank pari passu in all respects with each other as a class. Other than the expenses incurred and to be incurred in relation to the Proposed Share Consolidation, the implementation of the Proposed Share Consolidation will not alter the underlying assets, business operations, management or financial position of the Company or the proportionate interests or rights of the shareholders, save for any fractional Consolidated Shares will not be allocated to the shareholders who may otherwise be entitled. The Company does not propose any share consolidation on the issued and unissued non-voting and non-convertible preference shares of HK$0.01 each in the share capital of the Company (“Preference Shares”). Upon the Proposed Share Consolidation becoming effective, the number of issued and unissued Preference Shares and their par value shall remain unaffected. Fractional Consolidated Shares resulting from the Proposed Share Consolidation, if any, will be disregarded and will not be issued to the shareholder but will be aggregated and, if possible, sold for the benefit of the Company. Fractional Consolidated Shares will only arise in respect of the entire shareholding of a holder of the Shares regardless of the number of existing share certificates held by such holder.

The Proposed Share Consolidation will change the number of ordinary shares of the Company that underly each ADS. The Deposit Agreement (“Deposit Agreement”) of the Company and The Bank of New York Mellon, as depositary (“Depositary”) that has been previously filed by the Company, provides in Section 1.20 that

The term “Shares” shall mean ordinary shares of the Company that are validly issued and outstanding, fully paid and nonassessable and that were not issued in violation of any pre-emptive or similar rights of the holders of outstanding securities of the Company; provided, however, that, if there shall occur any change in nominal or par value, a split-up or consolidation or any other reclassification or, upon the occurrence of an event described in Section 4.8, an exchange or conversion in respect of the Shares of the Company, the term “Shares” shall thereafter also mean the successor securities resulting from such change in nominal value, split-up or consolidation or such other reclassification or such exchange or conversion.

Section 4.8(d) of the Deposit Agreement provides in part as follows:

In the case of a Replacement where the new Deposited Securities will continue to be held under this Deposit Agreement, the Depositary may call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing the new Deposited Securities and the number of those new Deposited Securities represented by each American Depositary Share. If the number of Shares represented by each American Depositary Share decreases as a result of a Replacement, the Depositary may, after consultation with the Company to the extent practicable, call for surrender of the American Depositary Shares to be exchanged on a mandatory basis for a lesser number of American Depositary Shares and may sell American Depositary Shares to the extent necessary to avoid distributing fractions of American Depositary Shares in that exchange and distribute the net proceeds of that sale to the Owners entitled to them.

The Company expects that the ADSs will be so surrendered in accordance with the Depositary’s customary procedures and that the Depositary will sell in accordance with its procedures any resulting fractional ADSs and distribute such amounts to the holders of the ADSs as applicable.

Proposed Change in Board Lot Size

As at the date of the Announcement, the Shares are traded on the HKSE in board lot size of 2,000 Shares. The Company proposes to change the board lot size for trading on the HKSE from 2,000 Shares to 10,000 Consolidated Shares conditional upon the Proposed Share Consolidation becoming effective. The Change in board lot size will not result in change in the relative rights of the shareholder. For the avoidance of doubt, if the Proposed Share Consolidation is not approved at the EGM, the Proposed Change in Board Lot Size will not become effective, and the Shares will continue to be traded on the HKSE in board lot of 2,000 Shares.

Proposed Increase in Authorized Share Capital

The Company proposes to increase the authorised share capital of the Company from HK$30,000,000 divided into 2,000,000,000 Shares and 1,000,000,000 Preference Shares, whether issued or unissued to HK$100,000,000 divided into 9,000,000,000 Shares (or 1,800,000,000 Consolidated Shares after the Proposed Share Consolidation becoming effective) and 1,000,000,000 Preference Shares. In order to accommodate the future growth of the Company and its subsidiaries (the “Group”) and to provide the Company with greater flexibility to raise funds from the Proposed Rights Issue, the Board considers the increase in authorised share capital is in the interests of the Company and the shareholder as a whole. Subject to the passing of an ordinary resolution by the shareholder at the EGM to approve the increase in authorised share capital, the increase in authorised share capital will become effective on the date of the EGM.

Proposed Rights Issue

The Company proposes to issue Shares (“Rights Shares”) under the Proposed Rights Issue on the basis of three Rights Shares for every one Consolidated Share held on the Record Date at the price (“Subscription Price”) of HK$0.17 per Rights Share, to raise approximately HK$119.7 million by issuing 704,284,056 Rights Shares to the Qualifying Shareholders. The Proposed Rights Issue generally defines a “Qualifying Shareholder” as a holder of the Shares as of the record date for the Proposed Rights Issue, other than Non-Qualifying Shareholders. A “Non-Qualifying Shareholder” is generally defined as any shareholder whose name appears on the register of members of the Company at the close of business on the Record Date and whose registered address(es) as shown on such register at that time is (are) in (a) place(s) outside Hong Kong (an “Overseas Shareholder) that the Board considers it necessary or expedient not to offer the Rights Issue on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place. The register of shareholders of the Company will be closed from Tuesday, 11 March 2025 to Monday, 17 March 2025 for determining the Shareholders’ entitlements to the Rights Issue. No transfer of Shares will be registered during the above book closure periods. The date by reference to which entitlements of the shareholder to participate in the Rights Issue will be determined (the “Record Date”) is Monday March 17, 2025.

Assuming full subscription under the Proposed Rights Issue, the gross proceeds from the Proposed Rights Issue are expected to be approximately HK$119.7 million. The net proceeds from the Proposed Rights Issue (after deducting the estimated expenses of approximately HK$4.0 million) are estimated to be approximately HK$115.7 million.

The Company intends to apply the net proceeds from the Proposed Rights Issue as follows: (1) approximately HK$57.9 million or 50.0% of the maximum net proceeds for the implementation of project in Laixi, the PRC; (2) approximately HK$34.7 million or 30.0% of the maximum net proceeds for repayment of debts and other interests of the Group; and (3) approximately HK$23.1 million or 20.0% of the maximum net proceeds as general working capital of the Group. In the event that there is an under-subscription of the Proposed Rights Issue, the Company intends that the net proceeds of the Proposed Rights Issue will be utilized in proportion to the above uses.

In order to be registered as members of the Company on the Record Date, all transfers of Shares (together with the relevant share certificate(s) and/or instrument(s) of transfer) must be lodged with the Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, by no later than the close of business in Hong Kong specified for the closing of the stock record book determined in accordance with the applicable rules and regulations of the HKSE, which is expected to be.

A committee of the Board, comprising all the independent non-executive Directors of the Board (“Independent Board Committee”), will be established to advise the shareholder(s) and their associates and who are not required to abstain from voting at the EGM under the Listing Rules (“Independent Shareholders”) as to whether the terms of the Proposed Rights Issue are fair and reasonable, in the interests of the Company and the Independent Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the adviser that will be appointed to advise the Independent Board Committee (“Independent Financial Adviser”).

Certain Rights Issue Statistics

Basis of the Rights Issue	:	Three (3) Rights Shares for every one (1) Consolidated Share held by the Qualifying Shareholders on the Record Date

Subscription Price	:	HK$0.170 per Rights Share

Number of Shares in issue as at the date of this announcement	:	1,173,806,762 Shares

Number of Consolidated Shares in issue upon the Share Consolidation becoming effective	:	234,761,352 Consolidated Shares (assuming there is no further allotment and issue or repurchase of Shares up to the effective date of the Share Consolidation)

Maximum number of Rights Shares	:	704,284,056 Rights Shares (assuming there is no other change in the total number of issued Shares on or before the Record Date)

Aggregate nominal value of the Rights Shares	:	HK$35,214,202.80 (assuming no change in the number of Shares in issue on or before the Record Date)

Total issued shares as enlarged by the Rights Issue (assuming the Rights Issue is fully subscribed)	:	939,045,408 Shares (assuming no change in the number of Shares in issue on or before the Record Date and that no new Shares (other than the Rights Shares) will be allotted and issued on or before completion of the Rights Issue)

Maximum gross proceeds to be raised from the Rights Issue	:	Approximately HK$119.7. million

Assuming there is no change in the number of issued Shares on or before the Record Date, 704,284,056 Rights Shares will be issued pursuant to the terms of the Proposed Rights Issue which represents (i) 300% of the total number of issued Consolidated Shares upon the Proposed Share Consolidation becoming effective; and (ii) approximately 75% of the total number of issued Consolidated Shares upon the Proposed Share Consolidation becoming effective and as enlarged by the allotment and issue of the Rights Shares.

The Proposed Rights Issue will be made for the securities of a foreign private issuer. The Proposed Rights Issue is not made in the United States or to any of the holders of the ADS.

American Depositary Shares

The offering of the Rights Share(s) and the Shares of the Company issuable upon the exercise of such share rights have not been registered under the Securities Act of, or any securities laws of any state in the United States. No securities of the Company may be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration or an applicable exemption from such registration requirements. As provided in the registration statement on Form F-1 that was filed by the Company with the U.S. Securities and Exchange Commission and declared effective on 16 August 2022, and under the terms and conditions of the Deposit Agreement, the Company may exclude the holders of ADS (“ADS Holders”) for newly issued Shares. The Company does not intend to offer the Rights Share(s) or the Shares of the Company issuable under the exercise of such share rights to the ADS Holders or any U.S. Persons.

As provided in the Deposit Agreement, the Depositary: (1) may to the extent deemed by it to be lawful and practical sell the Rights Share(s) and distribute the net proceeds of that sale to the ADS Holders entitled to those proceeds; (2) use reasonable efforts to sell the Rights Share(s) in proportion to the number of ADS held by the applicable ADS Holders and pay the net proceeds to such ADS Holders otherwise entitled to the Rights Share(s) that were sold, upon an averaged or other practical basis without regard to any distinctions among such ADS Holders because of exchange restrictions or the date of delivery of any ADS or otherwise; (3) may enter into any arrangements with the Company or persons acting on behalf of the Company to effect the orderly disposal or such Rights Share(s). To the extent the Rights Share(s) are not disposed of, the Depositary shall permit the rights to subscribe to Rights Share(s) to lapse unexercised and the ADS Holders will not be entitled to any compensation or distribution. An ADS Holders that is not a U.S. person that would like to acquire Rights Share(s) in the Rights Issue would need to convert their ADS to Shares prior to the record date for the Rights Issue specified in this announcement and confirm that such holder is not a U.S. person.

EGM Circular

A circular including, among other things, (i) details of the Proposed Share Consolidation; (ii) details of the increase in authorised share capital; (iii) further information regarding the Proposed Rights Issue and the transactions contemplated thereunder; (iv) a letter of recommendations from the Independent Board Committee to the Independent Shareholders in respect of the Proposed Rights Issue; (v) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Rights Issue; (vi) other information required under the Listing Rules; and (vii) the notice of the EGM is expected to be distributed to the shareholder on or before Thursday, 9 January 2025 in compliance with the Listing Rules.

The Announcement provides the following

WARNING OF THE RISKS OF DEALINGS IN THE SHARES AND THE NIL-PAID RIGHTS SHARES

Shareholders and potential investors of the Company should note that the Share Consolidation is conditional upon the satisfaction of the conditions as set out in the paragraph headed “Conditions of the Share Consolidation” in this announcement. Accordingly, the Share Consolidation may or may not proceed.

The Proposed Rights Issue is subject to the fulfilment of conditions including, among other things, the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms. Please refer to the paragraph headed “Conditions of the Proposed Rights Issue” in this announcement. If the conditions to the Proposed Rights Issue are not fulfilled, the Proposed Rights Issue will not proceed.

Any Shareholder or other person dealing in the Shares and/or Rights Shares up to the date on which all the conditions of the Proposed Rights Issue are fulfilled will accordingly bear the risk that the Proposed Rights Issue may not proceed.

Subject to the fulfilment of conditions, the Proposed Rights Issue will proceed on a non-underwritten basis irrespective of the level of acceptance of provisionally allotted Rights Shares. Accordingly, if the Proposed Rights Issue is undersubscribed, the size of the Proposed Rights Issue will be reduced. Qualifying Shareholders who do not take up their assured entitlements in full and Non-Qualifying Shareholders, if any, should note that their shareholders in the Company may be diluted, the extent of which will depend in part on the size of the Proposed Rights Issue.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares and/or the Rights Shares. Any shareholder or other persons contemplating any dealings in the Shares and/or Rights Shares in nil-paid form are recommended to consult their professional advisers.

Forward Looking Statements

All statements contained in the Announcement other than statements of historical fact, including statements regarding the Company’s future results of operations and financial position, the Company’s business strategy and plans and the Company’s objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. The Company has based these forward looking statements largely on the Company’s current expectations and projections about future events and trends that the Company believes may affect its financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties and there can be no assurance that the forward looking statements will be achieved.

The summary of the Announcement, including the summary of the material terms of the Proposed Transactions described above is not complete and subject to the terms and provisions set forth in the Announcement that is provided as Exhibit 99.1 to this Report, which are incorporated herein by reference (and the description herein is qualified in their entirety by reference to such document). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: December 3, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement dated December 3, 2024 by the Company Regarding the Proposed Transactions

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